Mail Stop 3561

      September 7, 2005


Via U.S. Mail and Fax
Paul Brock
President
Rochdale Mining Corp.
Unit 321-255 Newport Drive
Port Moody, British Columbia
Canada V3H 5H1

	Re:	Rochdale Mining Corp.
		Form SB-2
		Filed August 10, 2005
		File No. 333-127388

Dear Mr. Brock:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General
1. Please include the checked Rule 415 box on the facing page of your registration statement. See Interpretation D.36 of the Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations, found on the web at http://www.sec.gov/interps/telephone/1997manual.txt.
2. Expand the prospectus to highlight and discuss in more detail the following:

* The reasons for not having offering subscriptions deposited into a formal escrow account, and the nature and extent of additional risks being assumed by subscribers as a result of having subscriptions held in an easily accessible bank account in the company`s name;

* The nature and extent of specific expertise and prior "track record" experience in gold mining activities of the each of the affiliates, promoters, and "experts" named in the prospectus including, but not limited to, Messrs. Brock, Brewer, Rambaran, and
Petrilli;

* The nature and extent of the existing and prior relationships between each of the affiliates, promoters, and "experts" named in the prospectus;

* The nature and extent of the risks that exist as a result of the company`s intention to explore and develop mining properties, in which it will have no legal claims, and over which there are no controlling agreements regarding rights held by current affiliates, promoters, or "experts;" and

* The basis for the belief (or lack thereof) that the specific mining properties identified in the prospectus may have gold reserves warranting exploration by the company. When elaborating on that basis, ensure that your discussion goes beyond the mere speculation that is currently found in the prospectus, instead analyzing why you believe commercially viable gold reserves may exist, and citing sound geologic evidence to support that belief.

Prospectus Cover Page, page 3
3. Indicate whether you will seek to list or quote the shares on any trading market.
4. In you intend to use the prospectus before effectiveness, please include the legend required by Item 501(a)(10) of Regulation S-B and the corresponding undertakings required by Item 512 of Regulation S-
B.
5. We note your statement that "our common stock will be sold by David Rambaran, an officer and director of our company." Please revise to clarify that your common stock will be sold on your behalf by Mr. Rambaran. Also disclose that Mr. Rambaran will not receive any commissions or proceeds from the offering for selling the shares on your behalf.



Summary of Our Offering, page 5
6. Please revise the net proceeds to indicate a range of estimated proceeds, as you disclose on page 10.

Use of Proceeds, page 9
7. Please revise so that the offering expense amounts you disclose here are consistent with those you disclose on page 46. For example, the two tables appear to state different amounts for the SEC filing fee and for accounting expenses.

Plan of Distributions; Terms of the Offering, page 13
8. Clarify whether subscribers have the right to withdraw their funds if you successfully sell the minimum amount, but have not yet terminated the offering.
9. Please state clearly that changes in the material terms of the offering after the effective date of the registration statement would terminate the original offer and subscribers would then be entitled to a refund of their money. Material changes include the following:

* extension of the offering period beyond the disclosed time frame;
* change in the offering price;
* change in the minimum sales requirement;
* change in the minimum amount of proceeds;
* change to allow sales to affiliates in order to meet the minimum sales requirement; and
* change in the application of proceeds.

If the changes above occur, any new offering may be made by means of a post-effective amendment.

Business, page 16

Background, page 16
10. Clarify the Crown`s ability to reclaim the mineral rights to the land. For example, if Rochdale Mining determines that mining for gold would be successful, is the company guaranteed to retain 100% of the mining rights for the property after one year if it pays the CND$100 fee?



Claims, page 18
11. Please revise to identify Mr. Lloyd Brewer`s relationship with your company. Disclose whether he is a consultant to your company.
Discuss whether you have paid Mr. Brewer for consulting services in connection with the start-up of your operations, as well as the extent and nature of those payments.

Physiography, page 20
12. You state on page 21 that a snow pack of 3-5 feet begins to accumulate in November and lingers until May, and that the recommended season for initial exploration is from early May to late
November. You also have provided specific milestones for your operations on page 26. Please revise to discuss how the adverse weather will affect those milestones. Disclose whether you anticipate completing this offering sufficiently early to complete milestones 1 and 2 before adverse weather begins. Also, discuss whether you instead anticipate only completing milestone 1 before the onset of winter weather.
History of Previous Work, page 21
13. If known, please disclose the results of previous exploration on your property, including whether those exploration efforts failed to discover proven or probable reserves on your property.

Our Proposed Exploration Program, page 22
14. Please disclose the person with whom Mr. Rambaran consulted, including whether that person is an affiliate of your company, whether you have entered into any agreements with the consultant, and the extent of compensation, monetary and non-monetary, to that individual.
15. You state on page 23 that you intend to try to develop without assistance any reserves you may discover. Explain how you intend to develop these reserves without assistance. For example, discuss how you would fund such a venture and the costs involved in doing so.

Management`s Discussion and Analysis or Plan of Operation, page 25
16. You state on page 25 that you will be able to stay in business for one year if you raise $100,000 in this offering, but on page 26 you state that if you raise less than the maximum amount in the offering, you do not believe the money will last a year. Please revise or advise.

Exhibit 5.1
17. Mr. Lysiak states that the "Company`s existence and form is valid and legal pursuant to the representation above." Revise the opinion to confirm that counsel has independently verified the company`s legal existence and form.

*	*	*	*

      As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Derek Swanson, Staff Attorney, at (202)551-
3366, Robert Bartelmes, Senior Financial Analyst, at (202) 551-
3354,
or me at (202) 551-3810 with any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	Conrad Lysiak
	Via Facsimile: (509) 747-1770

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Paul Brock
Rochdale Mining
September 7, 2005
Page 1